Mail Stop 6010

      August 26, 2005

Via Mail and Facsimile to 604.228.9528
Bing Wong
President/ Director
Razor Resources Inc.
P.O. Box 27581, 650 41st Avenue West
Vancouver, British Columbia
Canada V5Z 4M4

	Re:	Razor Resources Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed August 3, 2005
		File No. 333-126801

Dear Mr. Wong:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.


Summary, page 6
2. Please revise this section to present the disclosure in a more balanced manner. For example, disclose that your auditors have expressed a going concern opinion and that you will need to raise additional funds. Also, briefly discuss the last two risk factors on page 8.
3. Please disclose how the selling shareholders received their shares. Also, disclose that you are registering for resale all of the shares that your officers and directors currently hold and quantify their cost per share.

Summary Financial Information, page 7
4. Presentation of Summary Financial Information is voluntary in small business filings. If you retain this data in any updated filing please expand to also present information for most recently completed interim period presented in the filing.

Risk Factors, page 7

General
5. Please include, under appropriate heading, a discussion of the risks to new investors associated with the fact that your officers and directors may resell all of the shares they now hold.
6. Please add a risk factor that highlights the amount paid per share by your officers and directors compared to the price at which their shares are being registered for resale.
7. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

If we do not obtain additional financing, our business will fail, page 7
8. Please indicate the amount of cash available to the company as of the most recent practicable date.

9. Please provide support for your belief that you have sufficient funds to conduct the three phases of your exploration program.
10. The statement about sufficient funds conflicts with your disclosure in the fourth paragraph on page 33 that you may be unable to raise sufficient funding to fund the second phase of the exploration program.

Because of the inherent dangers involved in mineral exploration, page
9
11. Please tell us whether you have obtained insurance against any of the potential liabilities described.

Because our directors own .... Minority shareholders, page 10
12. Please separately disclose the ownership percentages of your three directors.

Because our president has other business interests, page 10
13. We note the disclosure on page 18 that Rong Xin Yang is involved in the business activities of another company. If he is not expected to devote his full time and attention to your company, please expand your risk factor disclosure to discuss the risks that this presents to your investors.
14. Please clarify whether you have written employment agreements with your key employees.
15. Please add a risk factor to highlight, if applicable, your dependence on your other key employees and whether you need to hire additional key employees. For example, do you have a principal financial officer, controller or principal accounting officer?

If a market for our common stock does not develop ... shares, page
10
16. Please describe the difficulties in finding a market maker for your common stock.
17. Please revise to disclose that shares are quoted on the OTCBB, not listed.

Determination of Offering Price, page 12
18. Please explain in greater detail how you determined the offering price of $0.10 per share. We note your disclosure that you determined the offering price based on the price of the last sale of your common stock to investors. However, we note your disclosure on page 49 that the last sale of your common stock was to Raymond Wei Ming Xu at $0.001 per share.

Selling Stockholders, page 12
19. We note that the registration statement covers the resale of common shares that are being offered by officers and directors in large amounts. Generally, we view resale transactions by related parties as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Please revise the prospectus to disclose that these parties will conduct their offering at the fixed price for the duration of the offering and are underwriters of the offering.
20. Please disclose, if applicable, any family relationships between the officers and directors and any of the remaining selling shareholders listed in the table.
21. Please clarify the carryover sentence at the bottom of page 15 that none of the selling shareholders will sell shares not being offered in this prospectus. It appears that all of your issued and outstanding shares are being offered in this prospectus.

Plan of Distribution, page 16
22. Please revise to describe the types of transactions by which the selling shareholders may sell their common stock.
23. Please expand the disclosure to discuss Regulation M.

Security Ownership of Certain Beneficial Owners and Management,
page
19

24. It appears that Mr. Raymond Wei Ming Yu beneficial owns more than
5% of your outstanding common stock and should be included in your beneficial ownership table. Please revise or advise.

Common Stock, page 20
25. Please revise the disclosure to disclose the date and update to the extent practical, such as the number of stockholders.

Description of Business, page 22
26. Please expand the appropriate section to discuss Item
101(b)(4)
of Regulation S-B.
In General, page 22
27. Please include a description of your business activities over the
course of the four years from the date of your incorporation to the
date that the Mahatta property was purchased. If no significant business activity occurred during this time, please state so clearly.
28. Please tell us the status of your plans to acquire additional properties. Also, add a risk factor to discuss the related risks to the extent applicable.
29. Please revise the third paragraph on page 22 to quantify, if practical, the "substantial funds" that will be required for further drilling and engineering studies to be conducted before you will know
whether you have a commercially viable mineral deposit.  Please also
disclose how you intend to fund these endeavors.  Finally,
disclose
here, as you have on page 8, that in all probability, the Mahatta property contains no such reserves and that funds spent on exploration will be lost.
30. For the property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location, means of access to the property, and
transportation
from the property.
* Any conditions that must be met in order to obtain or retain title
to the property.
* A description of any work completed on the property and its`
present condition.
* The current state of exploration of the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.
31. Insert a small-scale map showing the location and access to the
property.  Note that SEC`s EDGAR program now accepts digital maps, so
please include these maps in any future amendments that are
uploaded
to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.
Glossary and Terms, page 22
32. Please expand this section to explain technical terms used throughout your document, such as "geodiscal nature" and the terms
mentioned in the first full sentence on page 29.   Also, it
appears
that the glossary presently refers to terms that are not to the Mahatta claim. Please revise.

Description, Location and Access, page 24
33. Please revise the third paragraph of this section to explain the significance of the fact that your mineral claim is "unpatented."
34. Please describe the proximity of the Klaskino Inlet to your property and discuss the impact to your operations of the fact that the inlet is used extensively for recreational pursuits. We refer you to your disclosure in the penultimate paragraph on page 24.

Iron Formation Related Deposits, page 27
35. The filing refers to mines and other mineral properties that exist in the area of the company`s property. This may allow investors to infer that the property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to the property. Focus the disclosure on the company`s property.

Regional Geophysics and Geochemistry, page 28
36. Please expand your disclosure to discuss the significance of the fact that the sample density is only a "positive indicator" and not a
"definitive indicator."  We refer you to your disclosure on page
29.

Conclusions, page 30
37. Please reconcile the conclusion in the report of Mr. Timmins that the Mahatta claim has the potential the host "significant amounts of mineralization and intensive exploration of the property is warranted" with the following statements in the prospectus:

* "The likelihood of our mineral claims containing economic mineralization or reserves is extremely remote," page 8;
* "In all probability, the Mahatta property does not contain any reserves and funds that we spend on exploration will be lost," page
8;
* "The Mahatta property does not contain any known bodies of mineralization," page 9; and
* It is "doubtful" that you will enter into commercial production on the Mahatta property," page 33.
38. Please disclose when you commissioned Mr. Timmins to prepare the report.
39. The consent of Mr. Timmins filed as an exhibit should concur with the summary of information in the report disclosed.

Proposed Budget, page 30
40. Expand to disclose the bases for the estimated costs of the three phase initial program. Also, disclose why you believe the budgeted amounts are reasonable.
41. We note the reference to a two phase program. However, the disclosure refers to budgets for Phases I, II and III. Please revise.
42. Please clarify the steps to be taken during the three phases, such as "assays," "geochem and detailed geology sampling" and "Follow-up trenching."
43. Please discuss the factors that you would consider in determining whether to proceed with each phase as well as after the three phases are completed.

Compliance with Government Regulation, page 31
44. Please provide an estimate of the reclamation and environmental mediation costs associated with exploration and development work undertaken through the currently planned programs.

Reports to Security Holders, page 32
45. Please disclose the new address of the Commission.

Plan of Operations, page 33
46. Please briefly describe the management fees.
47. Please revise to provide the information regarding off-balance sheet arrangements required by Item 303(c) of Regulation S-B.
48. Please discuss the reasons why you are incurring costs estimated at $7,000 (page 16) to register shares for sale which will produce no additional funding for you. Clarify why you are incurring this cost when you have limited funding and your business may not be able to continue.

Description of Property, page 34
49. Please briefly discuss the phrase "mineral claim."

Certain Relationships and Related Party Transactions, page 34
50. Please describe the material terms of the land purchase agreement with Raymond Wei Ming Xu. For guidance, refer to Item 404(a) of Regulation S-B.
51. Please disclose whether the terms of the transaction with Raymond
Wei Ming Xu were as fair to you as could have been made with an unaffiliated party.

Rule 144 Shares, page 34
52. Please tell us how you determined the reference to September
8,
2005 and the holdings of affiliates in the last sentence of this section.

Financial Statements
53. Please update the filing when required by Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 37
54. We see your audit report refers to statements of "retained earnings (deficit)" in the first paragraph, but these statements are not presented. Please either present these statements or revise the audit report.
55. Please expand the audit report to also address the cumulative disclosures provided under SFAS 7.

Statements of Operations, page 39
56. The measure of cumulative earnings (loss) per share is not meaningful. Please delete that measure.
57. Please revise the title of the cumulative column to state the exact inception date. Make the same change to the statements of cash flows and the statements of stockholders` equity. Clarify whether the inception date is in 2001 or 2002. On page 6 you indicate that the inception date is February 26, 2001. The financial statements indicate that the inception date was in 2002.

Notes to the Financial Statements

Note 1  Organization and Nature of Business, page 42

(b)  Going Concern, page 42
58. Please expand to provide a reasonably detailed discussion of management`s plan to continue the business as a going concern. Refer to Section 607.2 to the Codification of Financial Reporting Releases.
Also refer to AU Section 341. Please also expand the plan of operations to make prominent disclosure about the going concern issue, including detailed disclosure about management`s plan to continue the business as a going concern.

Note 8  Purchase and Sale Agreement, page 45
59. Please clarify the size of the property in acres or square miles.
Also, clarify what is meant by the "expiry date" of April 3, 2006. Similarly revise the table on page 24.

Exhibit 5.0
60. We note the opinion speaks as of the date of the opinion and no obligation to update the opinion. Please either file a revised opinion that omits that statement or file a revised opinion dated as of the anticipated effective date of the registration statement as an exhibit to a final pre-effective amendment to your registration statement.
61. The first sentence of the last paragraph implies that shareholders are not entitled to rely on the opinion. Please remove this disclaimer.

Consent of Independent Registered Public Accounting Firm - Exhibit
23
62. We see you have not presented a currently dated consent in the filing, as required by Item 601(b)(23) of Regulation S-B. Please present a new consent in any amendment.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3602 with any other questions.

      				Sincerely,



      Thomas A. Jones
      Senior Attorney



Bing Wong
Razor Resources Inc.
August 26, 2005
Page 1